UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of November 2022
Commission File Number: 001-36532
Sphere 3D Corp.

895 Don Mills Road, Bldg. 2, Suite 900
Toronto, Ontario, Canada, M3C 1W3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index hereto.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sphere 3D Corp.

By:	/s/ Patricia Trompeter
Name:	Patricia Trompeter
Title:	Chief Executive Officer
Date: 11/18/2022

Exhibit Index

99.1	Notice of Virtual Annual and Special Meeting

99.2	Management Information Circular

99.3	Notice and Access Notification

99.4	Form of Proxy